Sub-item 77I

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST SUPPLEMENT DATED MARCH 11, 2013 TO THE STATUTORY PROSPECTUSES OF THE:
Legg Mason Capital Management Global Growth Trust
Legg Mason Capital Management Special Investment Trust
Legg Mason Capital Management Value Trust


The following is added as the last line item to the "Shareholder fees" table for Class A, Class A2, Class C, and Class C1 shares, as applicable, in the "Fees and expenses of the fund" section of the fund's Prospectus:

Small Account Fee* $15.00

* Effective June 30, 2013 (or as soon as possible thereafter in the fund's discretion), if your shares are held in a direct account and the value of your account is below $1,000 ($250 for retirement plans that are not employer-sponsored), the fund may charge you a fee of $3.75 per account that is determined and assessed quarterly (with an annual maximum of $15.00 per account). Direct accounts generally include accounts held in the name of the individual investor on the fund's books and records.